Exhibit 99.10

Amendment to the GH Supplementary Agreement

This AMENDMENT TO THE SUPPLEMENTARY AGREEMENT (the “Amendment”) is made and entered into as of July 2, 2021, between IG4 Capital Infrastructure Investments LP, an investment fund organized under the laws of Scotland (the “Offeror”), and GH Holding Group Corp. (“GH”).

Reference is made to the GH Supplementary Agreement dated June 3, 2021, entered into by the Offeror and GH (the “Supplementary Agreement”). Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the TOSA, the Trust Agreement or the Supplementary Agreement, as applicable.

By means of this Amendment, the Offeror and GH have agreed to partially amend the Supplementary Agreement, in order to replace Sections 3(iii) and 4 of the Supplementary Agreement in their entirety, as follows:

“3(iii) The term of the Syndication Agreement shall be as stated in Section 2.2 of the Syndication Agreement.”

“4. Encumbered GH Shares

(i)	Upon the cancellation of the seizure over the Encumbered GH Shares, then GH shall, pursuant to the procedure mentioned in Section 4(iii) below, transfer 58’763,551 GH Shares, equivalent to 50% of the GH Shares, to the Trust under the terms and conditions set forth in the TOSA and the Trust Agreement and the Offeror shall act according to Section 2.2(b) of the TOSA), as applicable.
(ii)	Upon the cancellation of the seizure over the Encumbered GH Shares, then GH shall furthermore, pursuant to the procedure mentioned in Section 4(iii) below, transfer 2’585,597 GH Shares, equivalent to 2.2% of the GH Shares, to the Offeror, at which time the Offeror shall pay GH the OPA Consideration and the transfer shall occur through the LSE and under LSE regulations and the applicable Laws.
(iii)	The possibility to transfer the Encumbered GH Shares mentioned in Sections 4(i) and 4(ii) above, to the Trust and to the Offeror, respectively, shall be (i) offered and made available by the Offeror to all shareholders of the Company in the same terms and conditions as those described in Sections 4(i) and 4(ii) above, and will be conducted in accordance with applicable Laws in the Republic of Peru and the United States of America; and (ii) conditioned to the SMV not considering that such transfers would trigger the Offeror’s obligation to launch an “OPA posterior” under the OPA Regulations for exceeding the 25% threshold, in which case GH and the Offeror shall make their best efforts to agree on the best structure for the payment of the Political Rights Consideration for the GH Shares subject to the Syndication Agreement in accordance with applicable Laws.

GH will be entitled, as agreed with the Offeror, to withdraw Trust Shares from the Trust. If GH is not capable of selling all the GH Shares mentioned in Section 4(ii) above, then GH will transfer its remaining GH Shares to the

Trust and such GH Shares shall be regulated under the same terms and conditions as the “Acciones Adicionales” (as defined in the Trust Agreement), and which shall also be offered and made available to all shareholders of the Company in the same terms and conditions.”

IN WITNESS WHEREOF, each of the Offeror and GH has caused this Amendment to be executed by its respective officers thereunto duly authorized.

[Signature pages below]

Signature page of the AMENDMENT TO THE SUPPLEMENTARY AGREEMENT dated as of July 2, 2021, by and among the Offeror and GH

IG4 Capital Infrastructure Investments LP

By: /s/ Roberto Guillermo Mac Lean Martins

Name: Roberto Guillermo Mac Lean Martins

Title: Authorized Person

Signature page of the AMENDMENT TO THE SUPPLEMENTARY AGREEMENT dated as of July 2, 2021, by and among the Offeror and GH

GH Holding Group Corp.

By: /s/ Carlos Enrique Arata Delgado

Name: Carlos Enrique Arata Delgado

Title: Authorized Person